November 30, 2006

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to your comment letter dated November 15, 2006, concerning the Staff’s review of Tupperware Brands Corporation’s (the Company) Form 10-K for the fiscal year ended December 31, 2005 filed on March 16, 2006 and the Company’s Form 10-Q’s for the quarters ended March 31, 2006, July 1, 2006 and September 30, 2006 filed on May 11, 2006, August 10, 2006 and November 9, 2006, respectively. The following is the Company’s response to each of the matters contained in your letter.

Comments on December 31, 2005 10-K

Consolidated Statements of Cash Flows, page 36

Comment: We have reviewed your response to comment 1. In your statements of income and in your notes to the financial statements on page 50, you characterized the make-whole payments of $22 million in 2005 as interest expense. We remind you that paragraph 23(d) of SFAS 95 indicates that cash payments to lenders and other creditors for interest should be reflected in cash outflows from operating activities. In light of this, please further advise how you determined it was appropriate to reflect this payment in cash flows from financing activities. In addition, please provide us with the terms of the make-whole provision and tell us whether the redemption price of the notes was equal to 100% of the principal amount or some other percentage of the principal amount.

Reply: Though the make whole payment was classified as interest in the Company’s statement of income, the true nature of the make-whole payment was a penalty to the Company for prepaying the debt which was required as part of settling

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Mr. Rufus Decker

the obligation and not as a cost of borrowing for the period the notes were outstanding. As such the make-whole payment was included within Financing Activities in the statement of cash flows per paragraphs 18 and 28 of SFAS 95. Additionally, the Company continues to make and record periodic interest payments on the borrowings that the Company issued to settle this obligation.

The redemption price of the notes was equal to 100% of the principal amount plus the make-whole provision. In general, the make-whole amount was determined by discounting all future payments that would otherwise have been due on the notes until maturity. Specifically, the terms of the make-whole provision are excerpted below:

Section 8.7. Make-Whole Amount for Series 2001 Notes. The term “Make-Whole Amount” means, with respect to a Series 2001 Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of the Series 2001 Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to a Series 2001 Note, the principal of the Series 2001 Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of a Series 2001 Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Series 2001 Note is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of a Series 2001 Note of any Series 0.50% plus the yield to maturity implied by (i) the yields reported, as of 10:00 A.M. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “PX-1” on the Bloomberg Financial Market Screen (or such other display as may replace “PX-1” on the Bloomberg Financial Market Screen) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not

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Mr. Rufus Decker

reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly on a straight line basis between (1) the actively traded U.S. Treasury security with the maturity closest to and greater than the Remaining Average Life and (2) the actively traded U.S. Treasury security with the maturity closest to and less than the Remaining Average Life.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of a Series 2001 Note of any Series, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Series 2001 Note of such Series, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or 12.1.

“Settlement Date” means, with respect to the Called Principal of a Series 2001 Note of any Series, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

Though the Company relied upon paragraph 18 and 28 of SFAS 95 to disclose the make-whole payment as a financing activity, the Company realizes how confusion

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Mr. Rufus Decker

may exist between the statement of income presentation and the statement of cash flows presentation. As such, the Company will retroactively reclassify the make-whole payment from an outflow from financing activities to an outflow from operating activities within the Company’s Statement of Cash Flows in its 2006 Form 10K, including specific disclosure as to the nature and amount of such reclassification.

Comments on September 30, 2006 10-Q

Note 10 – Segment Information, page 15

Comment: We have reviewed your response to prior comment 2. You state that each of your reportable segments, which are Europe, Asia Pacific and Mexico, North America, BeautiControl North America and International Beauty, is a single operating segment with no aggregation of operating segments within the reportable segment. We remind you that paragraph 10 of SFAS 131 states that an operating segment is a component of an enterprise; (a) that engages in business activities for which it may earn revenues and incur expenses; (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available. It is unclear how your CODM can assess performance and make decisions regarding the allocation of resources if they view operations at those levels. Please address the following:

•	Tell us how you determined who your CODM is pursuant to paragraph 12 of SFAS 131. We remind you that the CODM may also be a group; and

•	Tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose. For example, tell us whether discrete financial information is available on a country level or in some other manner.

Reply: Pursuant to paragraph 12 of SFAS 131 the Company’s CODM was determined to be the Chief Executive Officer due to his responsibility and accountability to the Board of Directors for allocating resources and assessing performance of the Company’s segments. Some of the specific responsibilities include having authority, at the segment level, over operating and capital budgets, compensation, including equity compensation and bonuses, and management structure.

Discrete financial information is generated at an entity level which in many cases is equivalent to a country (the Company does business in almost 100 countries). This information is utilized by:

•	the group presidents, who are responsible for the management of each of the segments and report to the CODM, to analyze and manage their units,

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Mr. Rufus Decker

•	the corporate functions to assess and make decisions regarding, but not limited to financial consolidation of results, tax planning, compensation, budgeting and forecasting and cash management, and

•	the local offices for compliance with statutory reporting.

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer